Issuer Free Writing Prospectus

dated August 10, 2021

Filed Pursuant to Rule 433

Relating to the

Preliminary Prospectus Supplement

dated August 10, 2021

(To Prospectus dated May 6, 2020)

Registration Statement No. 333-238047

Alleghany Corporation

$500,000,000 3.250% SENIOR NOTES DUE 2051

Final Term Sheet

August 10, 2021

Issuer:	Alleghany Corporation

Title of Securities:	3.250% Senior Notes due 2051 (the “Notes”)

Security Type:	Senior Unsecured Fixed Rate Notes

Ratings* (Moody’s / S&P):	Baa1 (Moody’s) / BBB+ (S&P)

Format:	SEC Registered

Trade Date:	August 10, 2021

Settlement Date** (T+3):	August 13, 2021

Maturity Date:	August 15, 2051

Aggregate Principal Amount Offered:	$500,000,000

Benchmark Treasury:	1.875% due February 15, 2051

Benchmark Treasury Price / Yield:	97-05+ / 2.002%

Spread to Benchmark:	T + 132 bps

Re-offer Yield:	3.322%

Coupon:	3.250% per annum

Price to the Public (Issue Price):	98.639%

Gross Spread	0.875%

Net Price:	97.764%

Net Proceeds to Issuer (before expenses):	$488,820,000

Interest Payment Dates:	Semi-annually on February 15 and August 15 of each year, commencing February 15, 2022

Optional Redemption	Make-whole call at any time prior to February 15, 2051 at a discount rate of Treasury rate + 20 basis points; or on or after February 15, 2051 at par.

CUSIP/ISIN:	017175 AF7 / US017175AF71

Minimum Denomination	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book - Running Managers	BMO Capital Markets Corp. Goldman Sachs & Co. LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

*

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, suspension, reduction or withdrawal at any time by the assigning rating agency.

**

We expect that delivery of the Notes will be made against payment therefor on or about the settlement date specified above, which will be the third business day following the date of this term sheet. Under Rule 15c6-1 of the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of this term sheet will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date hereof or the following business day should consult their own advisor.

The issuer has filed a registration statement (including a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, or any underwriter participating in the offering will arrange to send you the prospectus supplement if you request it by calling BMO Capital Markets Corp., at 1-212-702-1191; Goldman Sachs & Co. LLC, at 1-866-471-2526; U.S. Bancorp Investments, Inc., at 1-877-558-2607; or Wells Fargo Securities, LLC, at 1-800-645-3751.